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                                                                   EXHIBIT 23-a


                         Independent Auditors' Consent


The Board of Directors
Sterling Bancorp:

We consent to incorporation by reference in the Registration Statement on Form S-3 of Sterling Bancorp of our report dated January 22, 2001, relating to the consolidated balance sheets of Sterling Bancorp as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000, and the consolidated statements of condition of Sterling National Bank as of December 31, 2000 and 1999, which report appears in the December 31, 2000 Annual Report on Form 10-K of Sterling Bancorp, and to the references to our Firm under the headings "Selected Consolidated Financial Data" and "Experts" in the Prospectus.


/s/ KPMG LLP


New York, New York
February 4, 2002